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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Hoenig Group Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   434 396 107
                           --------------------------
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                         -------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 28, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 4 Pages)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 4 Pages
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AMENDMENT NO. 1 TO SCHEDULE 13D
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                        AMENDMENT NO. 1 TO SCHEDULE 13D
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CUSIP No. 434 396 107
          -----------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Laura H. Hoenig Family Trust       05 128 7805
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*
             N/A

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                    [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Connecticut

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                     7      SOLE VOTING POWER
      NUMBER OF                      615,788
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY
        EACH         -----------------------------------------------------------
      REPORTING      9      SOLE DISPOSITIVE POWER
       PERSON                        615,788
        WITH         -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  615,788

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.8%

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14     TYPE OF REPORTING PERSON*
                  OO

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                                                               Page 3 of 4 Pages
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AMENDMENT NO. 1 TO SCHEDULE 13D
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         This Amendment No. 1 to the Schedule 13D originally filed with the
Securities and Exchange Commission on March 1, 2000, by the Laura H. Hoenig Family Trust (the "Family Trust"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation
(the "Company"). This Amendment No. 1 amends and supplements the original
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On December 28, 2001, the Family Trust distributed to Laura H. Hoenig, a trustee and income beneficiary of the Family Trust, 500,000 shares of Common Stock for no consideration. Mrs. Hoenig subsequently on the same date transferred 500,000 shares to the Laura H. Hoenig Grantor Retained Annuity Trust for no consideration. As of the date hereof, the Family Trust beneficially owns 615,788 shares of Common Stock, representing approximately 7.8% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Other than as set forth herein, neither the Family Trust nor any trustee of the Family Trust has made any purchases or sales of securities of the Company during the sixty days preceding the date of this
Schedule 13D.

         The trustees of the Family Trust are Mrs. Hoenig, Ms. Kathryn Hoenig, Ms. Susan Hoenig and Mr. Robert Spiegel. The beneficiaries of the Family Trust are Ms. Kathryn Hoenig, Mr. Ronald H. Hoenig, Jr. and Ms. Susan Hoenig. Mrs. Hoenig is the sole income beneficiary.

         As of the date hereof, Mrs. Hoenig beneficially owns 19,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Such 19,000 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares. Mrs. Hoenig has sole voting and dispositive power with respect to the 19,000 shares beneficially owned by her.

         As of the date hereof, Ms. Kathryn Hoenig beneficially owns 197,501 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Such shares include 82,499 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the Company's various stock option plans which are exercisable by Ms. Kathryn Hoenig within the next sixty days, but do not include 25,001 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the Company's various stock option plans which are not exercisable by her


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                                                               Page 4 of 4 Pages
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AMENDMENT NO. 1 TO SCHEDULE 13D
----------------------------------------------

within the next sixty days. Ms. Kathryn Hoenig has sole voting and dispositive power with respect to the 197,501 shares beneficially owned by her.

         As of the date hereof, Ms. Susan Hoenig beneficially owns 100,000 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Ms. Susan Hoenig has sole voting and dispositive power with respect to the 100,000 shares beneficially owned by her.

         As of the date hereof, Mr. Robert Spiegel beneficially owns 358,718 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Such shares include 7,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under the Company's various stock option plans which are exercisable by Mr. Spiegel within the next sixty days, but do not include 3,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under one of the Company's stock option plans which are not exercisable by him within the next sixty days. Mr. Robert Spiegel has sole voting and dispositive power with respect to the 358,718 shares beneficially owned by him.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                    LAURA H. HOENIG FAMILY TRUST

Dated: January 7, 2002              By: /s/ Kathryn Hoenig
                                        ----------------------------
                                            Kathryn Hoenig, Trustee